

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2011

Via Facsimile
Mr. Gary Wagner
Chief Financial Officer
Ameron International Corporation
245 South Los Robles Avenue
Pasadena, CA 91101-3638

> **Re: Ameron International Corporation**
> **Form 10-K for the Fiscal Year Ended November 30, 2010**
> **Filed January 31, 2011**
> **Form 10-Q for the Fiscal Quarter Ended February 27, 2011**
> **Filed April 4, 2011**
> **Form 10-Q for the Fiscal Quarter Ended May 29, 2011**
> **Filed July 8, 2011**
> **File No. 001-09102**

Dear Mr. Wagner:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief